FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of November 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X          Form 40-F
                                ---                  ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                           Yes               No   X
                                ---              ---


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GEMPLUS CEO SHAREHOLDING AGREEMENT

LUXEMBOURG, (November 2, 2001) -- Gemplus International SA (Euronext: Sicovam 5768 and NASD:GEMP) announced today that its Chief Executive Officer, Antonio Perez, has signed an agreement with an indirect subsidiary of Gemplus by which he has voluntarily committed to return all of the Gemplus shares that he received at the time he was initially recruited. The agreement calls for Mr. Perez to transfer these shares in two installments to such Gemplus subsidiary in reimbursement of a series of loans that the affiliate made to him in 2000 and 2001. The first installment closed on November 1, 2001.

"This agreement will put an end to a situation that has been the subject of considerable misunderstanding for several months," said Mr. Perez. "It reflects my firm commitment to the success of Gemplus and to the creation of a cooperative spirit in which everyone works together to overcome the challenges we are all facing in the current market."

The agreement was signed on October 20, 2001, subject among other things to the granting by the board of Gemplus of a release from a lockup in order for the transaction to be implemented. That release was granted on October 31, 2001, subject to the market price of the shares at the time of closing being no lower than 2.79 Euros per share, the valuation used for purposes of the agreement. The valuation was equal to the average closing price for Gemplus shares on Euronext Paris on the five trading days ending on October 19, 2001, the last trading day before the agreement was signed.

Under the agreement, Mr. Perez transferred to an indirect Gemplus subsidiary, Zenzus Holdings (Gibraltar), approximately 18.6 million Gemplus shares valued at a price of 2.79 Euro per share. The value of the shares was set off against obligations to pay interest and principal on four loans that were made to Mr. Perez by Zenzus in 2000 and 2001. The loans were made to permit Mr. Perez to exercise certain stock options, as well as to pay certain related taxes.

Mr. Perez continues to hold approximately 12 million shares, most of which are subject to regulatory lockup agreements that expire on December 9, 2001. The agreement requires Mr. Perez to further transfer those shares to Zenzus, as soon as their aggregate value is sufficient to permit the two remaining loans to be fully repaid and, in the case of the shares subject to the lockup, as soon as the lockup period expires (unless the loans are previously satisfied under the existing loan agreements).

For more information, please contact:
Severine Percetti, Gemplus: + 33 4 42 36 67 67
Stephen Benzikie, Edelman PR Worldwide: +44 (0) 20 7344 1325

About Gemplus:
Gemplus is the world's number one provider of solutions empowered by Smart Cards (Gartner, Dataquest and Frost & Sullivan 2001).

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market(R) as GEMP in the form of ADSs. Its revenue in 2000 was 1.205 billion Euros. It employs 7800 people in 37 countries throughout the world.

Gemplus: Your Passport to the Digital Age http://www.gemplus.com/

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GEMPLUS INTERNATIONAL S.A.

Date:  November 5, 2001

                                        By: /s/ Stephen Juge
                                            ----------------------------------
                                            Name:   Stephen Juge
                                            Title:  Executive Vice President
                                                    and General Counsel